

09057925

SECURITI.̤ ̣.̣.̣.̣ ̣ ̣ ̣ ̣ ̣ ̣ ̣ ̣ SION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43985

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2008</u> AND ENDING <u>DECEMBER 31, 2008</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PRIME EXECUTIONS, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o Gettenberg Consulting, 40 Wall Street, 34th Floor

NEW YORK,   **NEW YORK**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2009
BRANCH OF REGISTRATIONS AND
05   EXAMINATIONS 10005

(City)   (State)   (Zip Code)
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG   **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>   <u>New York</u>   <u>NY</u>   <u>10038</u>

X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *ANDREW SILVERMAN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
   PRIME EXECUTIONS, INC., as of DECEMBER 31, 2008,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
                                    Signature

_____
                                    Title

X _____
                Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: _____*PRIME EXECUTIONS, INC.*__ _____

ADDRESS: _____*c/o Gettenberg Consulting, 40 Wall Street –34TH Floor – New York, NY 10005*____

DATE: _____**DECEMBER 31, 2008**_____

FINRA – NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 21st Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Prime Executions, Inc.**
caused an audit to be made in accordance with the prescribed regulations and have arranged for
the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2008** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

I, *ANDREW SILVERMAN,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

PRIME EXECUTIONS, INC., as of **DECEMBER 31, 2008,**

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

President
_____
(Title)

_____
(Notary Public)

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2010

PRIME EXECUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 393,088
Due from broker	109,782
Commissions receivable	431,190
Equipment and organization expense - net of accumulated depreciation of $3,958	-
Other assets	34,322
Total assets	$ 968,382

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	543,261
Total liabilities	543,261

Commitments and Contingencies (Notes 5 and 6)

Stockholders' equity (Note 7)

Common stock - Class A, $0.01 par value, 133 $^{1/3}$ shares issued and outstanding	
Common stock - Class B, $0.01 par value, 300 shares issued and outstanding	100
Additional paid-in capital	200,000
Retained earnings	607,585
Less: Treasury stock	(382,564)
Total stockholders' equity	425,121
Total liabilities and stockholders' equity	$ 968,382

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Prime Executions, Inc. (The "Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   ***Income Taxes***
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c)   ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 -   **Summary of Significant Accounting Policies (continued)**
  e)   *Equipment*
         Equipment is carried at cost and is depreciated over a useful life of 5-7 years
         using the straight line method. Leasehold improvements are amortized over the
         life of the lease using the straight line method.

Note 3 -   **Income Taxes**

Provisions for federal, state, and local income taxes are calculated on reported
financial statement pretax income based on current tax law. The income tax
benefit/provision for the year ended December 31, 2008 consists of the
following:

	Current	Deferred	Total
Federal	$ 4,000	$ -	$ 4,000
State and local	22,000	-	22,000
	$ 26,000	$ -	$ 26,000

A reconciliation of the difference between the expected income tax expense
computed at the U.S. statutory income tax rate and the Company's income tax
expense is as follows:

Expected income tax expense at U.S. statutory tax rate	$ (5,000)
The effect of:	
Nondeductible expenses	12,000
Increase due to state and local taxes, net of U.S. federal income tax effect	19,000
Income tax expense	$ 26,000

Note 4 -   **Profit Sharing Plan**
         Effective January 1, 1999, the Company adopted the Prime Execution, Inc.
         401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as
         amended. Under the Plan, all employees eligible to participate may elect to
         contribute up to the lesser of 12% of their salary or the maximum allowed under
         the Code. All employees who are at least age 21 and have completed 1,000
         hours of service are eligible. The Company may elect to make contributions to
         the Plan at the discretion of the Board of Directors. During 2008, the Company
         contributed $ -0-to the Plan.

Note 5 -   **Commitments**

         Office Lease
         The Company leases premises under a month-to-month lease at $1,500 per month
         and may be cancelled at any time.

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $383,116 which was $346,897 in excess of its required net capital of $36,219. The Company's net capital ratio was 141.80%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Prime Executions, Inc.
c/o Accounting and Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Prime Executions, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 20, 2009

PRIME EXECUTIONS, INC.
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Prime Executions, Inc.
c/o Accounting and Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of Prime Executions, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 20, 2009

PRIME EXECUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008